Exhibit 99.1

SINGAPORE (October 11, 2023) - Karooooo Limited (“Karooooo”) reported solid results for the second quarter (“Q2 2024”) and Half-Year (“HY 2024”) ended August 31, 2023. Karooooo owns 100% of Cartrack, 100% of Carzuka and 70.1% of Karooooo Logistics1, (collectively, “the group”).

These consistently robust results extend the group’s track record of growth at scale, profitability and cash generation over more than a decade. Achieved in varying macro-economic environments, the group’s success is underpinned by an entrepreneurial, innovative, agile and customer-centric culture. This allows us to build strong relationships and provide for the unique needs of diverse customers, as they digitalize their operations for competitive advantage in dynamic and challenging operating environments.

Our proven and profitable business model, compelling competitive differentiators and strong financial position give us multiple levers for growth. We remain confident that our track record of success, specifically our ability to continue generating strong cash flows, is sustainable.

In Q2 2024, Karooooo’s total revenue grew 21% to ZAR1,040 million (Q2 2023: ZAR859 million). Subscription revenue grew 17% to ZAR860 million (Q2 2023: ZAR734 million). After strategic investment for growth, earnings per share grew 14% to ZAR5.61 for Q2 2024 (Q2 2023: ZAR4.93). ARR grew 18% to ZAR3,486 million (Q2 2023: ZAR2,966 million).

The group enjoys significant opportunities to drive growth. The principal benefits that our customers derive from our intuitive cloud platform include control of their operations, industry competitiveness, ESG reporting and compliance.

Karooooo’s leading Operations Cloud now powers the digital transformation of over 113,000 commercial customers. We have shown a high rate of successful implementation and have a 95% commercial customer retention across businesses of varying sizes in diverse geographical markets and industries, including logistics, field-service-maintenance, transport, finance, mining, agriculture, and emergency services.

Our unified, enterprise-grade platform digitalizes critical elements of our customers’ day-to-day operations, supporting effective controls and workflows. It brings together different users and workflows across business operations, eliminating inefficient processes and supporting better strategic decision-making and operational execution. It collects and contextualizes over 170 billion data points per month through system integrations, workforce tools and advanced telemetry, and video-based Internet of Things (“IoT”) devices. This turns complex analytics into business intelligence, empowering customers with meaningful insights and providing practical and easy-to-use tools that simplify day-to-day decision-making and deliver real business impact.

[1]	Following the consolidation of platforms, Picup was re-named Karooooo Logistics.

Second Quarter 2024 Financial Overview (Unaudited)

Highlights

(Comparisons are relative to Q2 2023, unless otherwise stated.)

SCALE

●	Cartrack subscribers increased 15% to 1,832,708 at August 31, 2023 (Q2 2023: 1,600,013)

●	Net Cartrack subscriber additions increased 31% to 75,256 (Q2 2023: 57,251)

GROWTH

●	Total revenue increased 21% to ZAR1,040 million (Q2 2023: ZAR859 million)

●	Total revenue increased 17% on a constant currency basis (a non-IFRS measure)

●	Subscription revenue increased 17% to ZAR860 million (Q2 2023: ZAR734 million)

●	Subscription revenue increased 13% on a constant currency basis (a non-IFRS measure)

●	Cash generated from operating activities increased 26% to ZAR304 million (Q2 2023: ZAR240 million)

Second Quarter 2024 Financial Overview

Supplemental Financial Information and Business Metrics

	Three Months Ended August 31,
	Cartrack			Carzuka			Karooooo Logistics[1]			Karooooo Consolidated
Figures in Rand Thousands	2023	2022	Y-o-Y %	2023	2022	Y-o-Y %	2023	2022	Y-o-Y %	2023	2022	Y-o-Y %
Subscription revenue	857,655	732,750	17%	-	-		2,676	1,466	83%	860,331	734,216	17%
Other revenue[2]	25,943	19,727	32%	-	-		-	-		25,943	19,727	32%
Vehicle sales	-	-		84,673	65,406	29%	-	-		84,673	65,406	29%
Delivery service	-	-		-	-		69,266	39,933	73%	69,266	39,933	73%
Revenue	883,598	752,477	17%	84,673	65,406	29%	71,942	41,399	74%	1,040,213	859,282	21%
Cost of Sales	(253,189)	(200,111)	27%	(78,175)	(58,819)	33%	(48,312)	(31,139)	55%	(379,676)	(290,069)	31%
Gross Profit	630,409	552,366	14%	6,498	6,587	(0)%	23,630	10,260	130%	660,537	569,213	16%
Gross Profit Margin	71%	73%		8%	10%		33%	25%		64%	66%
Operating Profit/(loss)	252,455	223,812	13%	(12,896)	(6,198)	108%	7,627	514	1,384%	247,186	218,128	13%
Operating Profit Margin	29%	30%		(15)%	(9)%		11%	1%		24%	25%
Adjusted EBITDA (a non-IFRS measure)	416,952	382,324	9%	(11,792)	(5,865)	101%	8,104	914	787%	413,264	377,373	10%
Adjusted EBITDA Margin (a non-IFRS measure)	47%	51%		(14)%	(9)%		11%	2%		40%	44%

1.	Karooooo acquired 70.1% of Picup in September 2021, subsequently re-named as Karooooo Logistics.

2.	Other revenue is non-subscription-based revenue and relates predominantly to the sale of telematics devices to a large enterprise customer opting for a non-bundled contract. Cartrack remains focused on bundled sales.

Total Revenue and Subscription Revenue

Karooooo grew revenue by 21% to ZAR1,040 million and subscription revenue by 17% to ZAR860 million in Q2 2024.

Cartrack grew revenue by 17% to ZAR884 million (Q2 2023: ZAR752 million) and subscription revenue by 17% to a record of ZAR858 million in Q2 2024 (Q2 2023: ZAR733 million). Subscription revenue equated to 97% of total revenue. Cartrack continues to build on its solid track record of growing at scale and experienced strong customer acquisition in the quarter.

Carzuka grew revenue by 29% to ZAR85 million (Q2 2023: ZAR65 million).

Subsequent to the quarter end, despite the growth experienced by Carzuka in South Africa, a decision was made to cease buying second hand vehicles in South Africa. Further commentary is provided in the section below titled “Events subsequent to the end of the Second Quarter of 2024”.

Karooooo Logistics grew revenue by 74% to ZAR72 million (Q2 2023: ZAR41 million). Karooooo Logistics focuses on delivery-as-a-service (“DaaS”) through selected third-party crowd sourced drivers and logistics companies, and charges per delivery. The business model has been highly scalable and is delivering substantial growth.

Further enhancing the logistics capabilities of our customers, we continue to integrate Karooooo Logistics’ technology stack into the Cartrack platform. This enables Cartrack’s customers to manage their logistics capacity with ease, using Cartrack’s API architecture to augment their fleet capacity. The Karooooo Logistics stack will be offered to Cartrack customers on a subscription-based model and is expected to deliver a long-term revenue stream to the group.

Operating Expenses

	Three Months Ended August 31,
Figures in Rand Thousands	2023	2022	Y-o-Y %
Karooooo’s Operating Expenses	418,290	354,505	18%
- Cartrack	382,891	331,949	15%
- Carzuka	19,394	12,785	52%
- Karooooo Logistics	16,005	9,771	64%

Karooooo’s operating expenses increased 18% to ZAR418 million (Q2 2023: ZAR355 million).

The majority, ZAR383 million, was attributable to Cartrack (Q2 2023: ZAR332 million). This comprised prudent investment in sales headcount for territorial expansion and growth. We continued to invest cautiously in brand building and infrastructure to scale Carzuka and Karooooo Logistics, respectively incurring ZAR19 million (Q2 2023: ZAR13 million) and ZAR16 million (Q2 2023: ZAR10 million) of total operating expenses.

Cartrack’s sales and marketing operating expenses increased 19% to ZAR118 million (Q2 2023: ZAR99 million). We believe this strategic investment for customer acquisition positions us well for continued growth.

Cartrack’s general and administration operating expenses increased 13% to ZAR187 million (Q2 2023: ZAR166 million). This planned increase reflects management’s commitment to build a strong support infrastructure to support growth.

Cartrack’s R&D operating expenses increased 24% to ZAR52 million (Q2 2023: ZAR42 million). We are focused on driving substantial benefit from our R&D capital allocation.

Cartrack prudently provided for expected credit losses of ZAR26 million (Q2 2023: ZAR25 million).

Cartrack’s expenses as a proportion of subscription revenue aligns with Karooooo’s long-term financial goals, and reflects our investment in growth.

●	Cartrack’s sales and marketing expenses as a percentage of Cartrack’s subscription revenue remained constant at 14% (Q2 2023: 13%)

●	Cartrack’s general and administration expenses as a percentage of Cartrack’s subscription revenue decreased to 22% (Q2 2023: 23%)

●	Cartrack’s R&D expenses as a percentage of Cartrack’s subscription revenue remained constant at 6% (Q2 2023: 6%)

Operating Profit and Earnings per share

Karooooo’s operating profit grew to ZAR247 million (Q2 2023: ZAR218 million), and earnings per share grew to ZAR5.61 (Q2 2023: ZAR4.93).

Despite our strong investment for growth, Cartrack delivered a record operating profit of ZAR252 million, up 13%, in Q2 2024 (Q2 2023: ZAR224 million). Gross profit margin was steady at 71% (Q2 2023: 73%), with an operating profit margin of 29% (Q2 2023: 30%).

Karooooo Logistics delivered a record operating profit of ZAR8 million (Q2 2023: ZAR1 million) as it builds for scale.

Carzuka’s operating loss amounted to ZAR13 million (Q2 2023: ZAR6 million operating loss), mainly due to our prudent investment in infrastructure and brand building.

Adjusted EBITDA and Adjusted EBITDA margin

Karooooo’s Adjusted EBITDA (a non-IFRS measure) for the period increased 10% to ZAR413 million (Q2 2023: ZAR377 million).

Cartrack’s Adjusted EBITDA (a non-IFRS measure) for the period increased 9% to ZAR417 million (Q2 2023: ZAR382 million).

Carzuka’s Adjusted EBITDA (a non-IFRS measure) amounted to a loss of ZAR12 million (Q2 2023: ZAR6 million loss).

Karooooo Logistics’ Adjusted EBITDA (a non-IFRS measure) was ZAR8 million (Q2 2023: ZAR1 million).

See “Reconciliation of Profit for the Period to Adjusted EBITDA (a non-IFRS measure)” below for a reconciliation of Adjusted EBITDA to profit, its most directly comparable IFRS financial measure.

Half-Year 2024 Financial Overview (Unaudited)

Highlights

(Comparisons are relative to HY 2023, unless otherwise stated.)

SCALE

●	1,832,708 Cartrack subscribers at August 31, 2023, up 15% (HY 2023: 1,600,013)

●	Net Cartrack subscriber additions of 115,631, up 56% (HY 2023: 74,041)

GROWTH

●	Total revenue increased 23% to ZAR2,037 million (HY 2023: ZAR1,661 million)

●	Total revenue increased 18% on a constant currency basis (a non-IFRS measure)

●	Subscription revenue increased 18% to ZAR1,697 million (HY 2023: ZAR1,443 million)

●	Subscription revenue increased 13% on a constant currency basis (a non-IFRS measure)

Half-Year 2024 Financial Overview

Supplemental Financial Information and Business Metrics

	Six Months Ended August 31,
	Cartrack			Carzuka			Karooooo Logistics[1]			Karooooo Consolidated
Figures in Rand Thousands	2023	2022	Y-o-Y %	2023	2022	Y-o-Y %	2023	2022	Y-o-Y %	2023	2022	Y-o-Y %
Subscription revenue	1,691,887	1,440,231	17%	-	-		4,841	2,888	68%	1,696,728	1,443,119	18%
Other revenue[2]	45,140	35,964	26%	-	-		-	-		45,140	35,964	26%
Vehicle sales	-	-		166,236	115,411	44%	-	-		166,236	115,411	44%
Delivery service	-	-		-	-		128,896	66,225	95%	128,896	66,225	95%
Revenue	1,737,027	1,476,195	18%	166,236	115,411	44%	133,737	69,113	94%	2,037,000	1,660,719	23%
Cost of Sales	(506,154)	(406,765)	24%	(152,620)	(103,071)	48%	(91,150)	(51,784)	76%	(749,924)	(561,620)	34%
Gross Profit	1,230,873	1,069,430	15%	13,616	12,340	10%	42,587	17,329	146%	1,287,076	1,099,099	17%
Gross Profit Margin	71%	72%		8%	11%		32%	25%		63%	66%
Operating Profit/(loss)	484,356	445,064	9%	(24,952)	(9,867)	153%	12,156	421	2,787%	471,560	435,618	8%
Operating Profit Margin	28%	30%		(15)%	(9)%		9%	1%		23%	26%
Adjusted EBITDA (a non-IFRS measure)	809,042	739,293	9%	(22,750)	(9,289)	145%	13,096	1,113	1,077%	799,388	731,117	9%
Adjusted EBITDA Margin (a non-IFRS measure)	47%	50%		(14%)	(8)%		10%	2%		39%	44%

1.	Karooooo acquired 70.1% of Picup in September 2021, subsequently re-named as Karooooo Logistics.

2.	Other revenue is non-subscription-based revenue and relates predominantly to the sale of telematics devices to a large enterprise customer opting for a non-bundled contract. Cartrack remains focused on bundled sales.

Total Revenue and Subscription Revenue

Karooooo grew revenue by 23% to ZAR2,037 million (HY 2023: ZAR1,661 million) and subscription revenue by 18% to ZAR1,697 million in HY 2024 (HY 2023: ZAR1,443 million).

Cartrack grew revenue by 18% to ZAR1,737 million (HY 2023: ZAR1,476 million) and subscription revenue by 17% to a record of ZAR1,692 million in HY 2024 (HY 2023: ZAR1,440 million) . Subscription revenue equated to 97% of total revenue (HY 2023: 98%). Cartrack continues to build on its strong track record of growing at scale.

As planned, Carzuka and Karooooo Logistics continued to scale and bolster Karooooo’s revenue growth.

Carzuka’s revenue grew 44% to ZAR166 million in HY 2024 (HY 2023: ZAR115 million).

Karooooo Logistics (trading as Picup in South Africa) generated record revenue of ZAR134 million in HY 2024 (HY 2023: ZAR69 million), growth of 94%.

Operating Expenses

	Six Months Ended August 31,
Figures in Rand Thousands	2023	2022	Y-o-Y %
Karooooo’s Operating Expenses	822,783	667,638	23%
- Cartrack	753,770	628,345	20%
- Carzuka	38,568	22,207	74%
- Karooooo Logistics	30,445	17,086	78%

Karooooo’s operating expenses increased 23% to ZAR823 million in HY 2024 (HY 2023: ZAR668 million).

The majority, ZAR754 million, was attributable to Cartrack (HY 2023: ZAR628 million), comprising prudent investment in infrastructure and headcount for territorial expansion. We continued to invest in brand building and infrastructure in Carzuka and Karooooo Logistics, which incurred ZAR39 million and ZAR30 million, respectively, of the group’s total operating expenses (HY 2023: ZAR22 million and ZAR17 million, respectively).

Cartrack’s sales and marketing expenses increased 23% to ZAR233 million in HY 2024 (HY 2023: ZAR190 million). We expect to see future benefit in customer acquisition from this investment in growth.

Cartrack’s general and administration operating expenses were 17% higher at ZAR365 million (HY 2023: ZAR312 million). This reflects our investment in infrastructure to meet our growth plans. General and administration operating expenses were predominantly impacted by an increase of ZAR34 million in salaries.

Cartrack’s R&D operating expenses were 21% higher at ZAR98 million (HY 2023: ZAR81 million). Our planned investment in improving, enriching and expanding our Operations Cloud and internal management systems is focused on enhancing our value proposition to our customers.

Cartrack provided for expected credit losses of ZAR57 million (HY 2023: ZAR45 million), with expected credit losses for the year at 3.3% of revenue (HY 2023: 3.1%).

Operating Profit and Earnings per share

Karooooo grew operating profit by 8% to a record of ZAR472 million (HY 2023: ZAR436 million) and earnings per share by 8% to ZAR10.70 (HY 2023: ZAR9.89).

Cartrack grew operating profit by 9% to a record of ZAR484 million (HY 2023: ZAR445 million).

Carzuka’s operating loss was ZAR25 million (HY 2023: ZAR10 million operating loss).

Karooooo Logistics delivered a record operating profit of ZAR12 million (HY 2023: ZAR0.4 million).

Adjusted EBITDA and Adjusted EBITDA margin

Karooooo’s Adjusted EBITDA (a non-IFRS measure) for the year increased 9% to ZAR799 million (HY 2023: ZAR731 million).

Cartrack’s Adjusted EBITDA (a non-IFRS measure) increased 9% to ZAR809 million (HY 2023: ZAR739 million).

Due to our investment in expansion, Carzuka’s Adjusted EBITDA (a non-IFRS measure) amounted to a loss of ZAR23 million (HY 2023: ZAR9 million loss).

Karooooo Logistics’ Adjusted EBITDA (a non-IFRS measure) was ZAR13 million (HY 2023: ZAR1 million).

See “Reconciliation of Profit for the Period to Adjusted EBITDA (a non-IFRS measure)” below for a reconciliation of Adjusted EBITDA to profit, its most directly comparable IFRS financial measure.

Outlook

Our mission is to be a leading on-the-ground Operations Cloud service provider.

We believe Karooooo is well positioned for growth. We operate in a growing and largely underpenetrated market, with strong demand from customers across diverse industries.

Our proven, robust and consistently profitable business model, underpinned by a strong balance sheet and healthy cash position, gives us multiple levers for expansion. We expect our investment in marketing and sales, and the realization of economies of scale across our business segments, to continue to generate robust results in the future.

We remain confident that our track record of success, specifically our ability to generate healthy cash flows, is sustainable.

Actual results may differ materially from Karooooo’s outlook due to various factors, including those described under “Forward-Looking Statements” below and described under “Risk Factors” in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

With Cartrack’s revenue making up the majority of group revenue, the outlook below relates to Cartrack only.

Our guidance for FY 2024 remains:

●	Number of subscribers between 1,900,000 and 2,100,000

●	Cartrack’s subscription revenue between ZAR3,400 million and ZAR3,600 million

●	Cartrack’s operating profit margin between 28% and 31%

Balance Sheet, Liquidity and Cash Flow

Our strategic approach to capital allocation supports Karooooo’s strong growth at scale, profitability and high cash-generation. Given our balanced capital structure and healthy operating profit margins, we have ample runway to accelerate our customer acquisition strategy while remaining profitable.

As of August 31, 2023, the increase in Karooooo’s property, plant and equipment is primarily as a result of an increase in in-vehicle capitalized telematic devices by ZAR61 million to ZAR937 million (February 28, 2023: ZAR876 million) and the development cost of ZAR87 million in respect of the new South African central office in Rosebank, Johannesburg (February 28, 2023: ZAR72 million). Karooooo’s property, plant and equipment of uninstalled telematic devices for future sales was ZAR321 million (February 28, 2023: ZAR307 million).

In line with business growth and currency fluctuations, trade and other payables increased to ZAR449 million (February 28, 2023: ZAR374 million). Trade receivables increased to ZAR479 million (February 28, 2023: ZAR409 million), with debtor’s collection days improving to 29 days (February 28, 2023: 31 days).

In line with the cash management policy of the group’s capital allocation committee, Karooooo’s excess cash reserves on hand are held in US Dollars. This will be translated into ZAR for reporting purposes.

Cash and cash equivalents

After paying a dividend of USD26.3 million, investing ZAR54 million to develop our South African central office in Rosebank and strategically allocating capital for organic growth in the quarter, Karooooo reported a strong net cash and cash equivalents balance of ZAR651 million at August 31, 2023 (August 31, 2022: ZAR1,001 million).

At August 31, 2023, the group had bank facilities for growth initiatives and other general corporate purposes of ZAR925 million with The Standard Bank of South Africa Limited and ZAR75 million with Capitec Bank Limited.

Free Cash Flow (a non-IFRS measure)

Karooooo generated cash from operating activities of ZAR304 million for the quarter ended August 31, 2023 (August 31, 2022: ZAR 240 million). The group generated Free Cash Flow (a non-IFRS measure) of ZAR68 million for the quarter ended August 31, 2023 (August 31, 2022: ZAR 106 million).

This result was achieved notwithstanding the group’s strategic investment for sustainable long-term growth.

Share Capital and Reserves

Karooooo has 30,951,106 ordinary shares issued with paid-up share capital of USD505,956,659 plus SGD1,000.

The negative common control reserve of ZAR2.7 billion on the balance sheet relates to a common control transaction on November 18, 2020, in which the loan of USD194 million from Isaias Jose Calisto was converted into Karooooo share capital. Consequently, Karooooo acquired control of Cartrack. On that date, 20,331,894 shares were issued to Isaias Jose Calisto and Karooooo registered ZAR2.7 billion in paid-up capital, resulting in the common control reserve.

The ZAR3.6 billion negative capital reserve on the balance sheet relates to the buyout of 95,350,657 Cartrack shares at ZAR42.00 per share from minorities when Cartrack delisted from the JSE totaling ZAR4.0 billion. This was offset by the ZAR0.4 billion previously reported in the non-controlling interest. The ZAR0.4 billion relates to the net asset value of 95,350,657 Cartrack minority shares bought by Karooooo.

Geographical Overview for Cartrack for Second Quarter of 2024

South Africa

Cartrack’s number of subscribers in this region increased 14% to 1,393,353 at August 31, 2023 (August 31, 2022: 1,227,586) with subscription revenue growth of 12% and ARR growth of 13% (a non-IFRS measures).

The South African economy remains under pressure. We are acutely focused on maintaining our strong unit economics. Given that we continuously pass on additional benefits to our customers and have a rich data pool, we believe we will continue to see strong customer demand in this region.

We believe that we are the largest and fastest growing enterprise mobility SaaS provider on the African continent.

Asia Pacific, Middle East and United States

Cartrack’s number of subscribers in this region increased 26% to 206,946 at August 31, 2023 (August 31, 2022: 164,791). This translates to 44% growth in subscription revenue (26% on a constant currency basis, a non-IFRS measure).

Considering that Southeast Asian economies only began to open up towards the end of Q1 2023, we are pleased with the traction gained in this region. As the second largest contributor to group revenue, Southeast Asia presents the group’s most compelling growth opportunity in the medium to long term.

With our scalable business model, internationally recognized brand and track record as a technology partner able to localize and adapt to specific market nuances, we believe our value proposition will continue finding favor in this region. As such, we believe this region should deliver increasing and sustainable income to the group.

The group’s office in the United States yields key insights that contribute to Cartrack’s competitiveness.

Europe

Cartrack’s number of subscribers in this region increased 14% to 155,671 at August 31, 2023 (August 31, 2022: 136,483). This translates to 40% growth in subscription revenue (13% on a constant currency basis, a non-IFRS measure).

Karooooo is building the leading mobility and connected-vehicle platform to give our customers easier access to valuable insights. Demonstrating Karooooo’s standing as a platform of choice, leading OEMs have partnered with us to give their customers access to our platform, seamlessly integrating their connected vehicle data. We are poised to leverage our extensive offerings to further develop the connected-vehicle ecosystem, and expect these partnerships to contribute to our results in the medium term. In addition, we are experiencing encouraging demand for our proprietary compliance technology in the region.

Africa (excluding South Africa)

Cartrack’s number of subscribers in this region increased 8% to 76,738 at August 31, 2023 (August 31, 2022: 71,153).

This region remains a positive cash generator and is strategic to Karooooo’s South African operations.

Events subsequent to the end of the Second Quarter of 2024

Subsequent to the quarter end, and despite the growth experienced by Carzuka in South Africa, a decision was made to cease buying second hand vehicles in South Africa. This follows considerable interaction with motor dealerships across South Africa over the last few months, in conjunction with Carzuka’s expansion, as some of the motor dealerships started perceiving Carzuka’s business interests to conflict with their business interests. We maintain that the Carzuka business model is robust, but we do not want to risk the long-standing strategic relationships that Cartrack has forged with motor dealerships across South Africa.

There are many components within the Carzuka’s platform that had been built and developed and will continue to provide substantial value to the existing Cartrack fleet platform. In a seamless transition, we intend to integrate the majority of Carzuka’s dedicated staff into Cartrack.

Management is positive about the potential of this business model and endeavor to pursue opportunities in different geographical markets should the right prospects arise.

Dividend Policy

The Board recognizes the importance to the group of investment in achieving growth at scale, and endeavors to avoid swings in dividend profile.

However, the payment and timing of dividends in cash or other distributions (such as a return of capital to shareholders through share buy-backs, for example) are determined by the Board after considering factors that include: earnings and free cash flow; current and anticipated capital requirements; economic conditions; contractual, legal, tax and regulatory restrictions (including covenants contained in any financing agreements); the ability of group subsidiaries to distribute funds to Karooooo; and such other factors the Board may deem relevant.

Karooooo aims to reinvest retained earnings to the extent that it aligns with the group’s required return on incrementally reinvested capital, return on equity, and short- to medium-term growth strategy.

Subject to Karooooo’s constitution and in accordance with the Singapore Companies Act, the Board may, without the approval of shareholders, declare and pay interim dividends. Any final dividends must be approved by an ordinary resolution at a general meeting of shareholders.

The Board may review and amend the dividend policy from time to time.

Corruption, bribery and whistleblowing

The Karooooo Anti-Bribery and Corruption policy, Code of Ethics, Whistleblowing policy and employment contracts contain clear guidelines with regard to bribery, corruption, client confidentiality and acceptable behavior towards fellow employees, customers, contractors and suppliers. Annual awareness and practical training are provided to all employees, reinforced by individual affirmations on an annual basis. These measures ensure awareness and understanding of our business principles and the consequences of non-compliance. Our policies also apply to third-party providers.

We provide a contact email and hotline for whistleblowing and reporters are assured of confidentiality.

Webinar Information

Karooooo management will host a Zoom webinar on Thursday, October 12, 2023 at 08:00 a.m. Eastern Time (02:00 p.m. South African time; 08:00 p.m. Singaporean time).

Investors are invited to join the Zoom at: https://us02web.zoom.us/j/84199795783

Webinar ID: 841 9979 5783

Telephone:

●	US (New York) Toll-free: +1 646 558 8656

●	South Africa Toll-free: +27 87 551 7702

A replay will be available at www.karooooo.com approximately three hours after the conclusion of the live event.

IFRS Accounting

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. The summary consolidated financial information presented has been derived from the consolidated financial statements of Karooooo.

About Karooooo

Karooooo, headquartered in Singapore, assists thousands of enterprise customers to digitally transform their on-the-ground operations. We are a leading global provider of an on-the-ground operational IoT SaaS cloud that maximizes the value of transportation, operations and workflow data by providing insightful real-time data analytics, with over 1,875,000 connected vehicles and equipment to-date.

The Cartrack (wholly owned by Karooooo) SaaS platform provides customers with differentiated insights and data analytics to optimize their business operations and workforce, increase efficiency, decrease costs, improve safety, monitor environmental impact, assist with regulatory compliance and manage risk.

The integration of Karooooo Logistics’ technology stack into the Cartrack platform will enable our customers to manage and enhance their logistics capacity with ease. Cartrack customers will be able to augment their own fleet capacity using Cartrack’s API architecture for third-party courier and long-distance logistics, with crowd-sourced drivers doing last mile deliveries. This solution will be charged on a subscription-based model.

For more information, visit www.karooooo.com.

Investor Relations Contact	IR@karooooo.com

Media Contact	media@karooooo.com

KAROOOOO LTD.
CONSOLIDATED STATEMENT OF PROFIT AND LOSS
(UNAUDITED)

	Three Months Ended August 31,		Six Months Ended August 31,
	2023	2022	2023	2022
	(Rand Thousands)
Revenue	1,040,213	859,282	2,037,000	1,660,719
Cost of sales	(379,676)	(290,069)	(749,924)	(561,620)
Gross profit	660,537	569,213	1,287,076	1,099,099
Other income	4,939	3,420	7,267	4,157
Operating expenses	(418,290)	(354,505)	(822,783)	(667,638)
Sales and marketing	(127,890)	(107,514)	(252,595)	(203,473)
General and administration	(208,759)	(178,551)	(407,022)	(333,740)
Research and development	(56,035)	(43,612)	(105,686)	(85,153)
Expected Credit losses on financial assets	(25,606)	(24,828)	(57,480)	(45,272)
Operating profit	247,186	218,128	471,560	435,618
Finance income	9,287	4,763	20,165	7,605
Finance costs	(2,982)	(3,193)	(5,156)	(6,812)
Profit before taxation	253,491	219,698	486,569	436,411
Taxation	(75,277)	(64,221)	(146,408)	(124,595)
Profit for the period	178,214	155,477	340,161	311,816

Profit attributable to:
Owners of the parent	173,678	152,544	331,159	306,077
Non-controlling interest	4,536	2,933	9,002	5,739
	178,214	155,477	340,161	311,816

Earnings per share
Basic and diluted earnings per share (ZAR)	5.61	4.93	10.70	9.89

KAROOOOO LTD.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

	As of August 31, 2023	As of February 28, 2023	As of August 31, 2022
	(Rand Thousands)
ASSETS
Non-current assets
Property, plant and equipment	1,789,501	1,591,814	1,451,841
Capitalized commission assets	326,488	287,054	251,409
Intangible assets	81,897	85,642	76,813
Goodwill	223,605	212,481	198,302
Loans to related parties	25,800	25,800	19,400
Long-term other receivables and prepayments	21,376	24,715	27,964
Non-current financial asset	388	388	1,359
Deferred tax assets	55,534	60,919	59,217
Total non-current assets	2,524,589	2,288,813	2,086,305
Current assets
Inventories	110,146	79,159	68,268
Trade and other receivables and prepayments	479,085	409,191	386,420
Other financial assets	-	-	7,500
Income tax receivables	10,883	8,627	15,305
Cash and cash equivalents	651,115	965,790	1,001,243
Total current assets	1,251,229	1,462,767	1,478,736
Total assets	3,775,818	3,751,580	3,565,041
EQUITY AND LIABILITIES
Equity
Share capital	7,142,853	7,142,853	7,142,853
Capital reserve[1]	(3,582,568)	(3,582,568)	(3,582,568)
Common control reserve[2]	(2,709,236)	(2,709,236)	(2,709,236)
Foreign currency translation reserve	277,276	245,109	125,890
Retained earnings	1,396,449	1,564,809	1,289,038
Equity attributable to equity holders of parent	2,524,774	2,660,967	2,265,977
Non-controlling interest	41,764	30,908	23,412
Total equity	2,566,538	2,691,875	2,289,389
Liabilities
Non-current liabilities
Term loans	44,967	38,304	43,530
Lease liabilities	108,628	67,882	62,588
Deferred revenue	115,843	112,185	116,156
Deferred tax liabilities	54,301	51,894	35,760
Total non-current liabilities	323,739	270,265	258,034
Current liabilities
Term loans	8,736	21,643	20,475
Trade and other payables	449,001	374,047	630,267
Loans from related parties	875	607	1,908
Lease liabilities	57,250	52,845	51,891
Deferred revenue	308,743	283,682	246,128
Bank overdraft	-	40	1
Income tax payables	59,304	55,996	64,974
Provision for warranties	1,632	580	1,974
Total current liabilities	885,541	789,440	1,017,618
Total liabilities	1,209,280	1,059,705	1,275,652
Total equity and liabilities	3,775,818	3,751,580	3,565,041

1.	The ZAR3.6 billion negative capital reserve on the balance sheet relates to the buyout of 95,350,657 Cartrack shares at ZAR42.00 per share from minorities when Cartrack delisted from the JSE totaling ZAR4.0 billion, offset by the ZAR0.4 billion previously reported in the non-controlling interest reserve line item. The ZAR0.4 billion relates to the net asset value of the 95,350,657 Cartrack minority shares bought by Karooooo.

2.	The negative common control reserve of ZAR2.7 billion on the balance sheet relates to a common control transaction on November 18, 2020 in which the loan of USD194 million from Isaias Jose Calisto was converted into Karooooo share capital and as a consequence Karooooo acquired control of Cartrack. On that date, 20,331,894 shares were issued to Isaias Jose Calisto and Karooooo registered ZAR2.7 billion paid-up capital resulting in the common control reserve.

KAROOOOO LTD.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(UNAUDITED)

	Three Months Ended August 31,		Six Months Ended August 31,
	2023	2022	2023	2022
	(Rand Thousands)

Net cash flows from operating activities	303,867	240,318	644,079	559,310
Net cash flows utilized by investing activities	(245,615)	(140,873)	(442,929)	(309,390)
Net cash flows utilized by financing activities	(517,968)	(15,461)	(536,297)	(51,464)
Net cash and cash equivalents movements for the period	(459,716)	83,984	(335,147)	198,456
Cash and cash equivalents as at the beginning of the period	1,137,444	854,221	965,750	718,026
Translation differences on cash and cash equivalents	(26,613)	63,037	20,512	84,760
Total cash and cash equivalents at the end of the period	651,115	1,001,242	651,115	1,001,242

KAROOOOO LTD.
RECONCILIATION OF FREE CASH FLOW (A NON-IFRS MEASURE)
(UNAUDITED)

	Three Months Ended August 31,		Six Months Ended August 31,
	2023	2022	2023	2022
	(Rand Thousands)
Net cash generated from operating activities	303,867	240,318	644,079	559,310
Less: purchase of property, plant and equipment[1]	(236,354)	(134,293)	(418,833)	(296,021)
Free Cash Flow (a non-IFRS measure)	67,513	106,025	225,246	263,289

1.	For the quarter ended August 31, 2023, included in the purchase of property, plant and equipment are development cost of ZAR 54 million (August 31, 2022: ZAR 10 million) for the new South African Central Office in Rosebank, Johannesburg.

KAROOOOO LTD.
RECONCILIATION OF PROFIT FOR THE PERIOD TO ADJUSTED EBITDA (A NON-IFRS MEASURE)
(UNAUDITED)

	Three Months Ended August 31,		Six Months Ended August 31,
	2023	2022	2023	2022
	(Rand Thousands)
Profit for the period	178,214	155,477	340,161	311,816
Taxation	75,277	64,221	146,408	124,595
Finance income	(9,287)	(4,763)	(20,165)	(7,605)
Finance costs	2,982	3,193	5,156	6,812
Depreciation of property, plant and equipment and amortization of intangible assets	166,078	159,245	327,828	295,499
Adjusted EBITDA (a non-IFRS measure)	413,264	377,373	799,388	731,117
Profit margin	17%	18%	17%	19%
Adjusted EBITDA margin (a non-IFRS measure)	40%	44%	39%	44%

KAROOOOO LTD.
BASIC AND DILUTED EARNINGS PER SHARE
(UNAUDITED)

	Three Months Ended August 31,		Six Months Ended August 31,
	2023	2022	2023	2022
	(Rand Thousands)
Profit attributable to ordinary shareholders	173,678	152,544	331,159	306,077

Weighted average number of ordinary shares in issue at period end (000’s) on which the per share figures have been calculated	30,951	30,951	30,951	30,951

Basic and diluted earnings per share	5.61	4.93	10.70	9.89

The inclusion of headline earnings per share (“HEPS”), a non-IFRS measure, in this announcement is a requirement of our inward listing on the JSE. Basic and diluted HEPS is calculated using profit attributable to ordinary shareholders which has been determined based on IFRS. Accordingly, this may differ from the headline earnings per share calculation of other companies listed on the JSE as these companies may report their financial results under a different financial reporting framework.

Basic or diluted HEPS is calculated using profit attributable to shareholders adjusted for (gain)/loss on disposal of property, plant and equipment divided by the weighted average number of ordinary shares in issue.

We have provided a reconciliation between our profit attributable to shareholders used to calculate basic and diluted earnings per share and headline earnings used to calculate the HEPS and have included the weighted average number of shares in issue for the period.

KAROOOOO LTD.
RECONCILIATION OF BASIC AND DILUTED EARNINGS PER SHARE TO HEADLINE EARNINGS PER SHARE

(A NON-IFRS MEASURE)
(UNAUDITED)

	Three Months Ended August 31,		Six Months Ended August 31,
	2023	2022	2023	2022
	(Rand Thousands)
Reconciliation between basic earnings to headline earnings (a non-IFRS measure)
Profit attributable to ordinary shareholders	173,678	152,544	331,159	306,077
Adjust for:
Loss/ (gain) on disposal of property, plant and equipment	1,633	(2,982)	609	(3,314)
Tax effect on loss/ (gain) on disposal of property, plant and equipment	(439)	835	(158)	928
Headline earnings (a non-IFRS measure)	174,872	150,397	331,610	303,691

Weighted average number of ordinary shares in issue at period end (000’s) on which the per share figures have been calculated	30,951	30,951	30,951	30,951

Basic and diluted earnings per share	5.61	4.93	10.70	9.89

Basic and diluted headline earnings per share (a non-IFRS measure)	5.65	4.86	10.71	9.81

CONSTANT CURRENCY (A NON-IFRS MEASURE)

Constant currency information has been presented to illustrate the impact of changes in currency rates on the group’s results. The tables below provide the unaudited constant currency reconciliation to the reported measure for the periods presented.

Three Months and Half Year Ended August 31, 2023

The constant currency information has been determined by adjusting the current financial reporting period results to the results reported for the three months and half year ended August 31, 2022, using the average of the monthly exchange rates applicable to that period. The measurement has been performed for each of the group’s operating currencies.

SUBSCRIPTION REVENUE

	Three Months Ended August 31,
	2023	2022	Quarter-on- Quarter Change
	(Rand Thousands)		Percentage
Subscription revenue as reported	860,331	734,216	17%
Conversion impact of other currencies	(32,071)	-	-
Subscription revenue on a constant currency basis	828,260	734,216	13%

TOTAL REVENUE

	Three Months Ended August 31,
	2023	2022	Quarter-on- Quarter Change
	(Rand Thousands)		Percentage
Total revenue as reported	1,040,213	859,282	21%
Conversion impact of other currencies	(32,661)	-
Total revenue on a constant currency basis	1,007,552	859,282	17%

SUBSCRIPTION REVENUE

	Six Months Ended August 31,
	2023	2022	Year-on- Year Change
	(Rand Thousands)		Percentage
Subscription revenue as reported	1,696,728	1,443,119	18%
Conversion impact of other currencies	(71,029)	-
Subscription revenue on a constant currency basis	1,625,699	1,443,119	13%

TOTAL REVENUE

	Six Months Ended August 31,
	2023	2022	Year-on- Year Change
	(Rand Thousands)		Percentage
Total revenue as reported	2,037,000	1,660,719	23%
Conversion impact of other currencies	(71,732)	-
Total revenue on a constant currency basis	1,965,268	1,660,719	18%

DEFINITIONS

Adjusted Earnings per Share

Adjusted earnings per share, (a non-IFRS measure) is defined as, earnings per share defined by IFRS excluding the impact of non-recurring operational expenses, if any.

Adjusted EBITDA

We define Adjusted EBITDA (a non-IFRS measure) as profit less finance income, plus finance costs, taxation, depreciation and amortization, plus impact of non-recurring operational expenses, if any. In addition to our results determined in accordance with IFRS, we believe Adjusted EBITDA (a non-IFRS measure) is useful in evaluating our operating performance. We use Adjusted EBITDA in our operational and financial decision-making and believe Adjusted EBITDA is useful to investors because similar measures are frequently used by securities analysts, investors, ratings agencies and other interested parties to evaluate our competitors and to measure profitability. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Investors are encouraged to review the related IFRS financial measure and the reconciliation of Adjusted EBITDA to profit, its most directly comparable IFRS financial measure, and not to rely on any single financial measure to evaluate our business.

Adjusted EBITDA Margin

We define Adjusted EBITDA Margin (a non-IFRS measure) as Adjusted EBITDA (a non-IFRS measure) divided by revenue. In addition to our results determined in accordance with IFRS, we believe Adjusted EBITDA Margin (a non-IFRS measure) is useful in evaluating our operating performance. We use Adjusted EBITDA Margin in our operational and financial decision-making and believe Adjusted EBITDA Margin is useful to investors because similar measures are frequently used by securities analysts, investors, ratings agencies and other interested parties to evaluate our competitors and to measure profitability. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS.

Annualized Recurring Revenue (SaaS ARR)

SaaS ARR (a non-IFRS measure) is defined as the annual run-rate subscription revenue of subscription agreements from all customers at a point in time, calculated by taking the monthly subscription revenue for all customers during that month and multiplying by twelve.

Average Revenue per Subscriber per month (ARPU)

ARPU (a non-IFRS measure) is calculated on a quarterly basis by dividing the cumulative subscription revenue for the quarter by the average of the opening subscriber balance at the beginning of the quarter and closing subscriber balance at the end of the quarter and dividing this by three.

Cartrack Holdings (“Cartrack”)

Earnings per share

Basic earnings per share in accordance with IFRS.

Free Cash Flow

We define Free Cash Flow (a non-IFRS measure) as net cash generated from operating activities less purchases of property, plant and equipment. In addition to our results determined in accordance with IFRS, we believe Free Cash Flow (a non-IFRS measure), is useful in evaluating our operating performance. We believe that Free Cash Flow is a useful indicator of liquidity and the ability of the group to turn revenues into Free Cash Flow, respectively, that provide information to management and investors about the amount of cash generated from our operations that, after the investments in property, plant and equipment, can be used for strategic initiatives, including investing in our business, and strengthening our financial position. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Investors are encouraged to review the related IFRS financial measure and the reconciliation of Free Cash Flow to net cash generated operating activities and net cash generated from operating activities as a percentage of revenue, their most directly comparable IFRS financial measure, and not to rely on any single financial measure to evaluate our business.

Rule of 40

The sum of revenue growth and operating margin for a period of 12-months sum to greater than 40.

Unit economics

These are non-IFRS financial measures that are used as reference of Cartrack’s performance.

Lifetime value (LTV of a Customer) of customer relationships to customer acquisition costs (CAC)

We calculate the LTV of our customer relationships as of a measurement date by dividing (i) the product of our subscription revenue gross margin measured over the past twelve months, and the difference between our current period SaaS ARR and prior comparative period (twelve months) SaaS ARR by (ii) the percentage of SaaS ARR lost as a result of customer churn over the past twelve months. We calculate our CAC as our annual sales and marketing expense measured over the past twelve months.

Lifetime value (LTV of a Subscriber), cost of acquiring a subscriber (CAS) and cost of servicing a subscriber (CSS)

It is important to distinguish between the subscriber contract life cycle (the life cycle of a vehicle or other equipment on our connected cloud) and the customer lifecycle (one customer normally has multiple ongoing subscriber contract life cycles as customers de-fleet and re-fleet their vehicle parc and other equipment on our connected cloud).

We calculate the LTV of a subscriber by multiplying the ARPU with the expected contract life cycle months, multiplied by the subscription revenue gross margin percentage, which is defined as gross profit relating to subscription revenue divided by subscription revenue.

We calculate CAS, which is calculated on a per subscriber basis, as (i) sales and marketing expenses, plus (ii) sales commissions, plus (iii) cost of installing IoT equipment, divided by (iv) the average subscriber base for such period.

We calculate CSS, which is calculated on a per subscriber basis, as (i) operating expenses excluding estimated general business expansion costs, plus (ii) costs of sales that relates to subscription revenue, less (iii) all costs used to calculate CAS, divided by (iv) the average subscriber balance for such period.

We estimate our long-term unit economics operational profit by multiplying i) the product of the expected life cycle of a subscriber on our connected cloud by ARPU, minus ii) CAS added to the product of the expected life cycle of a subscriber on our connected cloud by CSS.

Forward-Looking Statements

The information in this announcement (which includes any oral statements made in connection therewith, as applicable) includes “forward-looking statements.” Forward-looking statements are based on our beliefs and assumptions and on information currently available to us, and include, without limitation, statements regarding our business, financial condition, strategy, results of operations, certain of our plans, objectives, assumptions, expectations, prospects and beliefs and statements regarding other future events or prospects, including outlook statements. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “seek,” “anticipate,” “estimate,” “predict,” “potential,” “assume,” “continue,” “may,” “will,” “should,” “could,” “shall,” “risk” or the negative of these terms or similar expressions that are predictions of or indicate future events and future trends.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us may differ materially from those made in or suggested by the forward-looking statements contained in this announcement. In addition, even if our results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us are consistent with the forward-looking statements contained in this announcement, those results or developments may not be indicative of results or developments in subsequent periods.

Important factors that could cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements are disclosed under the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections of our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this announcement. We disclaim any duty to update and do not intend to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this announcement.

Non-IFRS Financial Measures

This announcement includes certain non-IFRS financial measures. These non-IFRS financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative or superior to IFRS measures. You should be aware that our announcement of these measures may not be comparable to similarly titled measures used by other companies.

Market and Industry Data

We include statements and information in this announcement concerning our industry ranking and the markets in which we operate, including our general expectations and market opportunity, which are based on information from independent industry organizations and other third-party sources (including a third-party market study, industry publications, surveys and forecasts). While Karooooo believes these third-party sources to be reliable as of the date of this announcement, we have not independently verified any third-party information and such information is inherently imprecise. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate, and our future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of risks. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Trademarks and Trade Names

In our key markets, we have rights to use, or hold, certain trademarks relating to Cartrack, or the respective applications for trademark registration are underway. We do not hold or have rights to any other additional patents, trademarks or licenses, that, if absent, would have had a material adverse effect on our business operations. Solely for convenience, trademarks and trade names referred to in this announcement may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ tradenames, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this announcement is the property of its respective holder.